UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

DISCOUNT AUTO PARTS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

254642  10  1

(CUSIP Number)

Gary I. Teblum, Esq.
Trenam, Kemker, Scharf, Barkin,
Frye, O'Neill & Mullis, P.A.
2700 Bank of America Plaza
Tampa, Florida 33602
813-223-7474

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2001

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 10 Pages)

SCHEDULE 13D

CUSIP NO. 254642 10 1	PAGE 2 OF 10 PAGES

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Glenden Enterprises Limited Partnership

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*

Not Applicable

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS		☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada Limited Partnership

	(7)	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY EACH		-0-
REPORTING
PERSON	(9)	SOLE DISPOSITIVE POWER
WITH		-0-

	(10)	SHARED DISPOSITIVE POWER
-0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES*		☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

(14)	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP NO. 254642 10 1	PAGE 3 OF 10 PAGES

(1)	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Glenda A. Fontaine Marital Trust

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*
Not Applicable

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida Irrevocable Trust

(7)	SOLE VOTING POWER
NUMBER OF	-0-
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY	-0-
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH	-0-

(10)	SHARED DISPOSITIVE POWER
-0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

(14)	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP NO. 254642 10 1	PAGE 4 OF 10 PAGES

(1)	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Denis L. Fontaine Family Trust F/B/O Gregory L. Fontaine

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*

Not Applicable

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida Irrevocable Trust

(7)	SOLE VOTING POWER
NUMBER OF	-0-
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY	-0-
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH	-0-

(10)	SHARED DISPOSITIVE POWER
-0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (See Instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

(14)	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP NO. 254642 10 1	PAGE 5 OF 10 PAGES

(1)	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Denis L. Fontaine Family Trust F/B/O Julie A. Fontaine

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*
Not Applicable

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida Irrevocable Trust

(7)	SOLE VOTING POWER
NUMBER OF	-0-
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY	-0-
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH	-0-

(10)	SHARED DISPOSITIVE POWER
-0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

(14)	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP NO. 254642 10 1	PAGE 6 OF 10 PAGES

(1)	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Denis L. Fontaine Family Trust F/B/O Christopher J. Fontaine

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*
Not Applicable

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida Irrevocable Trust

(7)	SOLE VOTING POWER
NUMBER OF	-0-
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY	-0-
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH	-0-

(10)	SHARED DISPOSITIVE POWER
-0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

(14)	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP NO. 254642 10 1	PAGE 7 OF 10 PAGES

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Merritt A. Gardner, as Trustee

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*

Not Applicable

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS		☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

	(7)	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY EACH		-0-
REPORTING
PERSON	(9)	SOLE DISPOSITIVE POWER
WITH		-0-

	(10)	SHARED DISPOSITIVE POWER
-0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES*		☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

(14)	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP NO. 254642 10 1	PAGE 8 OF 10 PAGES

     This Statement, filed by Glenden Enterprises Limited Partnership (f/k/a Fontaine Enterprises Limited Partnership) (“Enterprises”), the Denis L. Fontaine Family Trust F/B/O Gregory L. Fontaine, the Denis L. Fontaine Family Trust F/B/O Julie A. Fontaine and the Denis L. Fontaine Family Trust F/B/O Christopher J. Fontaine (collectively, the “Fontaine Children’s Trusts”), the Glenda A. Fontaine Marital Trust, and Merritt A. Gardner, as trustee (the “Reporting Persons”) constitutes Amendment No. 5 to previously filed Statements on Schedule 13D relating to the common stock, $.01 par value per share (the “Common Stock”), of Discount Auto Parts, Inc., a Florida corporation (the “Issuer”), as follows:

1.	Schedule 13D filed on January 6, 1994 by Fontaine Industries Limited Partnership (“Fontaine Industries”), the Peter J. Fontaine Revocable Trust and Peter J. Fontaine, individually.

2.	Amendment No. 1 to Schedule 13D filed on July 25, 1994 by Fontaine Industries, the Peter J. Fontaine Revocable Trust, Peter J. Fontaine, individually and as trustee, Enterprises, the Denis L. Fontaine Trust, and Merritt A. Gardner, as trustee.

3.	Amendment No. 2 to Schedule 13D filed on September 8, 1995 by Fontaine Industries, the Peter J. Fontaine Revocable Trust, Peter J. Fontaine, individually and as trustee, Enterprises, the Fontaine Children’s Trusts and Merritt A. Gardner, as trustee.

4.	Amendment No. 3 to Schedule 13D filed on December 12, 1995 by Fontaine Industries, the Peter J. Fontaine Revocable Trust, Peter J. Fontaine, individually and as trustee, Enterprises, the Glenda A. Fontaine Marital Trust, the Fontaine Children’s Trusts and Merritt A. Gardner, as trustee.

5.	Amendment No. 4 to Schedule 13D filed on March 22, 2001 by Fontaine Industries, the Peter J. Fontaine Revocable Trust, Peter J. Fontaine, individually and as trustee, Enterprises, the Glenda A. Fontaine Marital Trust, the Fontaine Children’s Trusts and Merritt A. Gardner, as trustee. As indicated therein, such Amendment No. 4 constituted both (1) a Schedule 13D filing for Fontaine Industries, the Peter J. Fontaine Revocable Trust, and Peter J. Fontaine, individually and (2) a separate Schedule 13D filing for Enterprises, the Glenda A. Fontaine Marital Trust, the Fontaine Children’s Trusts and Merritt A. Gardner, as trustee.

     Enterprises, the Glenda A. Fontaine Marital Trust, the Fontaine Children’s Trusts and Merritt A. Gardner, as trustee, each jointly amend information with respect to the items set forth below:

Item 3. Source and Amount of Funds or Other Consideration.

     See Item 5.

SCHEDULE 13D

CUSIP NO. 254642 10 1	PAGE 9 OF 10 PAGES

Item 4. Purpose of Transaction.

     See Item 5.

Item 5. Interest in Securities of the Issuer.

     Advance Holding Corporation, a Virginia Corporation (“Holding”), Advance Stores Company, Incorporated, a Virginia corporation and wholly-owned subsidiary of Holding (“Advance”), Advance Auto Parts, Inc., a Delaware corporation and wholly-owned subsidiary of Holding (“Advance Auto Parts”), AAP Acquisition Corporation, a Florida corporation and wholly-owned subsidiary of Advance Auto Parts (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger dated as of August 7, 2001 (the “Merger Agreement”), pursuant to which Merger Sub would merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation. The Merger Agreement was filed as Exhibit 2.1 to the Current Report on Form 8-K of the Issuer filed on August 8, 2001.

     On November 28, 2001, at the effective time of the Merger (the “Effective Time”), Merger Sub was merged with and into the Issuer and the Issuer became a wholly-owned subsidiary of Advance Auto Parts, all pursuant to the terms and conditions of the Merger Agreement. By virtue of the Merger, each issued and outstanding share of the Issuer’s Common Stock at the effective time of the Merger was exchanged for 0.2577 of a share of common stock of Advance Auto Parts and $7.50 in cash. As a result of the Merger, Advance Auto Parts now owns 100% of the outstanding shares of the Issuer’s common stock, and Enterprises, the Glenda A. Fontaine Marital Trust, the Fontaine Children’s Trusts and Merritt A. Gardner, as trustee, acquired beneficial ownership of shares in Advance Auto Parts in exchange for their beneficial ownership of shares of the Issuer and no longer have any beneficial ownership of any shares of the Issuer.

Item 7. Material to be Filed as Exhibits.

     Exhibit 1 Joint Filing Agreement.

SCHEDULE 13D

CUSIP NO. 254642 10 1		PAGE 10 OF 10 PAGES

SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

     Dated: December 21, 2001.

GLENDEN ENTERPRISES LIMITED PARTNERSHIP
By:	Glenda A. Fontaine Marital Trust, General Partner

	By:	/s/ Merritt A. Gardner Merritt A. Gardner, Trustee

GLENDA A. FONTAINE MARITAL TRUST

By:	/s/ Merritt A. Gardner Merritt A. Gardner, Trustee

DENIS L. FONTAINE FAMILY TRUST F/B/O GREGORY L. FONTAINE

By:	/s/ Merritt A. Gardner Merritt A. Gardner, Trustee

DENIS L. FONTAINE FAMILY TRUST F/B/O JULIE A. FONTAINE

By:	/s/ Merritt A. Gardner Merritt A. Gardner, Trustee

DENIS L. FONTAINE FAMILY TRUST F/B/O CHRISTOPHER J. FONTAINE

By:	/s/ Merritt A. Gardner Merritt A. Gardner, Trustee

EXHIBIT INDEX

     Exhibit 1 Joint Filing Agreement.